FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2012

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 NY\3990200.1

 09-20-2012  10:43

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release dated September 20, 2012 announcing partial exercise of TransAlta’s over-allotment option relating to the common share offering made in Canada and the United States only to qualified institutional buyers or outside the United States in compliance with Regulation S under the Securities Act. This news release is being furnished, not filed, solely to supply information in accordance with Regulation FD and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated September 20, 2012 announcing “TransAlta Corporation announces partial exercise of over-allotment option relating to common share offering”

Note that this news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction. The Common Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from such registration requirements. The Common Shares are being offered within the United States only to qualified institutional buyers and outside the United States in compliance with Regulation S under the Securities Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:    /s/Brett Gellner
             Brett Gellner

          Chief Financial Officer

Date: September 20, 2012

EXHIBIT INDEX

99.1	Press release dated September 20, 2012 announcing “TransAlta Corporation announces partial exercise of over-allotment option relating to common share offering”